Filed by First Chester County Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Home Bank, National Association

Commission File No. 000-12870

First Chester County Corporation intends to mail the following letter to its shareholders and friends regarding the Agreement and Plan of Merger, dated as of September 18, 2008, by and among First Chester County Corporation, First National Bank of Chester County and American Home Bank, National Association.

September 19, 2008

Dear Shareholders and Friends,

We are pleased to announce that First National has agreed to acquire American Home Bank, NA headquartered in Lancaster County, Pennsylvania.

Here is an overview of American Home Bank:

•                  Approximately $268 million community bank as of June 30, 2008 serving the greater Lancaster County area and offering personal and business banking services similar to First National.

•                  A significant residential mortgage provider — with an extensive sales network. During the twelve months ended August 31, 2008, American Home Bank originated approximately $1 billion in high-quality residential mortgage loans. Like First National, American Home Bank avoids funding subprime mortgages.

•                  We believe American Home Bank will bring us new technology and systems, specialized expertise, and solid growth potential.

•                  When the acquisition is completed (anticipated for the end of 2008), we will become a $1.2 billion bank with 23 branches covering five counties.

This move, we believe, strengthens our asset base, our geographic base, our market reach into the mortgage industry, and our ability to generate non-interest income.

We also believe this acquisition is a sensible move — and a sound strategic move.

As you learn more about American Home Bank, we think you’ll share our pride in this important step forward. We believe this is the right opportunity at the right time.

Best regards,

/s/ John A. Featherman, III	/s/ Kevin C. Quinn

John A. Featherman, III	Kevin C. Quinn
Chairman and CEO	President

P.S. On the following pages, you’ll find more information about this acquisition. We also invite you to visit our website for additional information: www.1nbank.com.

First National Bank of Chester County

To Acquire American Home Bank, NA

Strategic addition extends reach into central Pennsylvania
and creates opportunities in residential mortgage banking

West Chester and Mountville, PA September 19, 2008 _ First Chester County Corporation (“First Chester”)(OTC Bulletin Board: FCEC.OB), the parent of First National Bank of Chester County (“First National”) and American Home Bank, NA jointly announced today the signing of a Definitive Merger Agreement for First Chester to acquire American Home Bank in a cash and stock transaction valued at approximately $18.2 million, based on First Chester’s closing price of $15.25 per share on September 18, 2008. The combined bank will have approximately $1.2 billion in assets.

American Home Bank is a national bank with assets of approximately $268 million as of June 30, 2008, offering consumer and commercial banking services through two branch offices in Mountville and Carlisle in central Pennsylvania and has a significant mortgage banking operation. The bank originated approximately $1 billion in high-quality residential mortgage loans in the twelve months ended August 31, 2008. The consumer and commercial banking services of American Home Bank and its branch offices will be merged into the banking operations of First National. American Home Bank mortgage banking operations will be run as a separate division of First National under the American Home Bank name.

“The acquisition of American Home Bank is consistent with our strategy to expand our geographic footprint and enhance our fee based income,” said John A. Featherman, III, Chairman and Chief Executive Officer of First National. “The merger strengthens the combined mortgage banking platform of both banks and positions First National to take advantage of the recent exit from the mortgage market of many non-bank mortgage originators and to benefit from both the recovery and future growth of the residential housing market.” The merger further extends First National’s consumer and commercial banking reach into the central Pennsylvania market where recent bank consolidations have eliminated many mid-sized local banks.

Subject to the terms of the Definitive Merger Agreement, American Home Bank shareholders may elect to receive either 0.7000 shares of common stock of First Chester or cash equal to $11.00 per share of American Home Bank common stock. Shareholder elections are subject to allocation procedures, which are intended to ensure that approximately 90% of the consideration to be paid by First Chester will be in the form of common stock and approximately 10% of the consideration will be in cash.

“Quality mortgages remain the key to realization of the American dream — home ownership,” said Kevin C. Quinn, President of First National. “Both First National and American Home Bank provide mortgages to qualified borrowers with good credit histories and complete documentation. American Home Bank funds conventional conforming, jumbo, FHA and VA loans as well as construction to permanent loans to homeowners. Both First National and American Home Bank avoid funding subprime mortgages.”

James M. Deitch, Chairman and Chief Executive Officer of American Home Bank, said “Joining First National allows us to expand our ability to serve our customers. First National has an excellent reputation and a commitment to outstanding customer service. Our team at American Home Bank welcomes the opportunity to contribute to First National’s success.”

Upon completion of the transaction, Mr. Deitch will join both the First Chester and First National boards of directors and will be Managing Director of the American Home Bank division of First National. A.R. Miller Smith, current President and Chief Operating Officer of American Home Bank, will serve as President of American Home Bank’s division of First National.

The transaction is subject to American Home Bank shareholder approval, customary regulatory approvals, and other conditions provided for in the Definitive Merger Agreement and is expected to be completed by the end of 2008.

The Kafafian Group served as financial advisor to First Chester County Corporation. Sandler O’Neill + Partners, LP served as financial advisor to American Home Bank. Saul Ewing LLP provided legal counsel for First Chester County Corporation and Hartman Underhill & Brubaker, LLP and Thacher Proffitt & Wood LLP, Washington, DC provided legal counsel to American Home Bank.

Additional information is available at www.1nbank.com and www.bankahb.com .

Additional Information About The Merger and Where to Find It

In connection with the proposed merger, First Chester County Corporation (the “Corporation”) will be filing documents concerning the merger with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 which will include a proxy statement of American Home Bank, National Association (“AHB”) to be distributed to shareholders of AHB, that also constitutes a prospectus of the Corporation. Investors are urged to read the registration statement and the prospectus/proxy statement regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Corporation and AHB, free of charge from the SEC’s Internet site (www.sec.gov), by contacting First Chester County Corporation at 484-881-4141 or by contacting American Home Bank, National Association, at 717-285-6400. INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in The Merger

The Corporation, AHB and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from AHB shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the AHB shareholders in connection with the proposed merger will be set forth in the prospectus/proxy statement when it is filed with the SEC. You can find information about First Chester County Corporation’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2008. You can obtain free copies of this document from the Corporation using the contact information above. You can find information about American Home Bank, National Association’s executive officers and directors from the AHB website, www.bankahb.com. In addition, in connection with the execution of the merger agreement, James M. Deitch, Chairman and Chief Executive Officer of AHB, and A.R. Miller Smith, President and Chief Operating Officer of AHB, have entered into employment agreements with the Corporation setting forth the terms under which these individuals will continue their employment with the Corporation following the merger. Additional information regarding these arrangements and the interests of such participants will be included in the prospectus/proxy statement that will be filed with the SEC and available free of charge as indicated above.

This document is not an offer to sell shares of the Corporation’s securities which may be issued in the proposed merger. Such securities are offered only by means of the prospectus/proxy statement referred to above.

Safe Harbor for Forward-Looking Statements

This document may contain “forward-looking” statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “hopes,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements due to various factors. Such factors that might cause such a difference include, but are not limited to, the ability for American Home Bank, National Association to obtain shareholder approval of the merger, the possibility that the merger will not close or that the closing will be delayed, the challenges and costs of integrating the operations and personnel of the companies, reactions of customers of the companies, changing economic and competitive conditions, volatility in interest rates, costs associated with complying with laws, rules and regulations, and other risks and uncertainties, including those disclosed previously and from time to time in First Chester County Corporation’s filings with the Securities and Exchange Commission.

First National Bank of Chester County l Questions & Answers

Why has First National agreed to acquire American Home Bank?

We’ve identified a number of reasons why we believe this acquisition makes good sense.

First is strategic growth — which is a priority for us. Joining the two banks will make us a $1.2 billion bank with 23 branches covering five counties and serving Pennsylvania, Maryland, and primarily the surrounding Mid-Atlantic states through our mortgage operations. We believe this acquisition is financially prudent, a good value, and a good move for both institutions.

Second, this is also a strategic move that strengthens the bank’s core on four levels by growing and diversifying: 1) its asset base; 2) its geographic base; 3) its market reach into the mortgage industry; and 4) its ability to generate non-interest income.

Last, we further believe that American Home Bank’s unique strengths in mortgage banking — with its expertise and leadership in mortgage acquisition, processing, and placement across 39 states — will bring a level of sophistication and growth potential to First National that we could not develop any other way.

It is our feeling that the total package of combined strengths and potential make this acquisition not merely a sensible move — but a sound strategic move.

First National doesn’t have a record of acquiring other businesses.

This is our first such transaction in 144 years. That’s why our management team invested the time to thoroughly research and examine every part of this transaction.

We also sought the advice of outside experts. In our opinion, the acquisition is an excellent business move by First National.

We have also begun planning carefully for the integration of the two organizations.

Why now?

We are thinking long-term. We believe this is the right opportunity at the right time — that it is a solid, strategic move that is good for both parties.

It is also our belief that this acquisition creates opportunities on both sides. We feel we have a solid reputation, market presence, and capital base to offer our new bank partner — and they have assets, strengths, expertise, and technology to offer us.

In the near term, as the economy rebounds and the real estate market re-emerges, it is our belief that there will be excellent growth opportunities in serving the prime mortgage market — not only locally, but primarily throughout the Mid-Atlantic states.

Why is First National expanding its mortgage division —
with all of the subprime mortgage problems?

Despite the difficulties in the housing and mortgage market, the National Association of Realtors estimates that over 4 million existing and new homes will be sold in 2008.

Further, many competitors have left the mortgage market, and it is our belief that a well-planned approach can expand First National’s existing residential mortgage business with a focus on conventional, FHA, and VA mortgages serving qualified homebuyers who provide full documentation in support of their mortgage applications.

Are mortgages a new area for First National?

First National has written quality, conventional mortgages since it opened its doors in 1863. Prime mortgages are the bedrock of the housing and real estate markets — especially in our markets.

American Home Bank’s expertise and technology systems have the potential to substantially boost our capacity and expertise in this area. In the 12 months ended August 31, 2008, American Home Bank processed approximately $1 billion in high-quality residential mortgage loans.

What are the differences between a prime and subprime mortgage?

Prime borrowers have strong credit scores and repayment histories, provide documentation for income and assets, and provide a down payment of 20%, or alternatively purchase private mortgage insurance. Subprime borrowers typically have little or no down payment, provide little or no documentation, and have lower credit scores. Both First National and American Home Bank avoid funding subprime mortgages.

Will American Home Bank fit with First National’s philosophy?

We believe so. Both banks share a long-standing commitment to the principles of community banking.

First National has been a community bank dedicated to serving our customers for almost a century and a half. Both banks emphasize customer service and community service.

American Home Bank has embraced customer service since its inception and takes great pride in having its main phone line always answered by a person and all calls are returned the same business day.

Will American Home Bank take First National’s name?

Not for the foreseeable future. American Home Bank will retain its identity for at least two years, becoming a division of First National Bank of Chester County.

Why is First National Bank of Chester County moving outside the county?

First National has been expanding its coverage area for some time with the recent opening of new branches as far south as Oxford and as far north as Royersford (both in Chester County, Pennsylvania).  We believe that Chester County and Lancaster County are both strong growth areas and present significant opportunities.  In addition, recent bank mergers in Lancaster County have created an opportunity for a new community bank in that area.

How is this pending acquisition likely to affect First Chester County Corporation’s share price?

We hope that this acquisition will be seen as positive news — both short and long term. Over time, we believe this move will clearly make First National stronger, more competitive, and will open up new markets — and we hope our share price will reflect that.

Will this purchase drain resources and hinder other goals of First National?

This acquisition does come with a cost. Any good purchase does so.  One of First National’s main goals has always been to remain a leading independent community bank. We believe this acquisition is an important step toward strengthening the bank and therefore helping us achieve that goal.

Another primary goal is to always be a financially successful bank for our shareholders. We have seen indications that our economy and the housing industry are slowly starting to rebound. In our view, this pending acquisition helps position First National to take advantage of that rebound.

Will the two banks assimilate well?

We believe that our similar cultures, customer-focus, and range of products and services together will create a stronger bank.

How much overlap is there between the two banks?

First National and American Home Bank have virtually no overlap in terms of our service areas. Operationally, we have some overlap — and our transition team will be working on how to best address those issues.

What is being done to integrate the two banks?

Transition team leaders from each bank are being chosen now. They will be working together to map priorities and opportunities for the combined organization with senior management, and then will form a working team to address the integration challenges directly. This joint transition team will make recommendations for First National’s leadership and Board to act upon.

What can we expect?

One of the goals of an acquisition is to create better operating efficiencies, and a stronger company. Cost savings often result from elimination of redundancies — such as in third party vendor services (i.e., data processing, service contracts) and processes such as compliance examinations, professional fees, and other outside services.

Will there be service interruptions to customers during the transition?

No service interruptions are expected.

Is this the first of other acquisitions? Does this represent the beginning of a new growth strategy for First National?

We are constantly looking at strategic opportunities, but we are definitely not embarking on an acquisition frenzy. Our priority now is to complete this transaction and be successful in integrating both organizations together to produce a strong working relationship.

Are there other potential advantages of this acquisition?

We believe the acquisition blends the respective strengths of both companies. First National has an outstanding commercial lending capability. American Home Bank’s size limited its ability to provide commercial lending services to many prospects in its Lancaster and Cumberland County market areas. First National’s larger lending limits will allow many more commercial customers to be served in these markets.

The expertise of American Home Bank’s mortgage banking team, in our opinion, can expand the residential lending products offered to First National’s customers as well as attract new customers to First National’s existing community offices.  Our belief is that First National’s balance sheet will support continued growth of American Home Bank’s residential lending business, and provides substantial funding cost advantages.

Additional Information About The Merger and Where to Find It

In connection with the proposed merger, First Chester County Corporation (the “Corporation”) will be filing documents concerning the merger with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 which will include a proxy statement of American Home Bank, National Association (“AHB”) to be distributed to shareholders of AHB, that also constitutes a prospectus of the Corporation. Investors are urged to read the registration statement and the prospectus/proxy statement regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Corporation and AHB, free of charge from the SEC’s Internet site (www.sec.gov), by contacting First Chester County Corporation at 484-881-4141 or by contacting American Home Bank, National Association, at 717-285-6400. INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in The Merger

The Corporation, AHB and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from AHB shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the AHB shareholders in connection with the proposed merger will be set forth in the prospectus/proxy statement when it is filed with the SEC. You can find information about First Chester County Corporation’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2008. You can obtain free copies of this document from the Corporation using the contact information above. You can find information about American Home Bank, National Association’s executive officers and directors from the AHB website, www.bankahb.com. In addition, in connection with the execution of the merger agreement, James M. Deitch, Chairman and Chief Executive Officer of AHB, and A.R. Miller Smith, President and Chief Operating Officer of AHB, have entered into employment agreements with the Corporation setting forth the terms under which these individuals will continue their employment with the Corporation following the merger. Additional information regarding these arrangements and the interests of such participants will be included in the prospectus/proxy statement that will be filed with the SEC and available free of charge as indicated above.

This document is not an offer to sell shares of the Corporation’s securities which may be issued in the proposed merger. Such securities are offered only by means of the prospectus/proxy statement referred to above.

Safe Harbor for Forward-Looking Statements

This document may contain “forward-looking” statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “hopes,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements due to various factors. Such factors that might cause such a difference include, but are not limited to, the ability for American Home Bank, National Association to obtain shareholder approval of the merger, the possibility that the merger will not close or that the closing will be delayed, the challenges and costs of integrating the operations and personnel of the companies, reactions of customers of the companies, changing economic and competitive conditions, volatility in interest rates, costs associated with complying with laws, rules and regulations, and other risks and uncertainties, including those disclosed previously and from time to time in First Chester County Corporation’s filings with the Securities and Exchange Commission.